SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

August 18, 2004

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

16483 Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐  No  ☒

Announcement of LM Ericsson Telephone company, dated August 18, 2004, regarding Ericsson’s repurchase of bonds

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/s/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist Senior Vice President and General councel

By:	/s/ HENRY STÉNSON
Henry Sténson Senior Vice President Corporate Communications

Date: August 18, 2004

Press Release August 18, 2004

Ericsson announces repurchase of bonds

Ericsson has repurchased EUR 410 million, face value, of its 6.375% Euro Medium Term Notes maturing May 31, 2006 (ISIN XS0130182784).

The bonds were repurchased in order to reduce gross debt and annual interest expense.

“The transaction is further evidence of Ericsson’s strategy to manage its balance sheet prudently when appropriate opportunities arise,” says Vidar Mohammar, Group Treasurer. “We are very pleased to have been able to achieve a significant debt reduction in an efficient manner.”

Remaining outstanding bonds due May 2006 amount to EUR 1 156 million (approximately SEK 10.7 billion).

Ericsson is shaping the future of Mobile and Broadband Internet communications through its continuous technology leadership. Providing innovative solutions in more than 140 countries, Ericsson is helping to create the most powerful communication companies in the world.

Read more at http://www.ericsson.com/press

FOR FURTHER INFORMATION, PLEASE CONTACT

Press:

Kathy Egan, Vice President, Communications, Ericsson Inc.

Phone: +1 212 685 4030

Email: pressrelations@ericsson.com

Investors:

Glenn Sapadin, Manager, Investor Relations, Ericsson Inc.

Phone: +1 212 685 4030

Email: investor.relations@ericsson.com